# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Domo, Inc, CIK 0001505952
CUSIP: 257554105
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 802 East 1050 South, American Fork, Utah (UT), 84003
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,571,987; sole dispositive power 0; shared dispositive power 5,571,987; aggregate amount beneficially owned 5,571,987 (14.5% of the class)
- TAM UK International Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,226,819; sole dispositive power 0; shared dispositive power 5,226,819; aggregate amount beneficially owned 5,226,819 (13.6% of the class)
- Threadneedle Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,937,125; sole dispositive power 0; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)
- TAM UK Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,937,125; sole dispositive power 0; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)
- Threadneedle Asset Management Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,937,125; sole dispositive power 0; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)
- TC Financing Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,937,125; sole dispositive power 0; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)
- Threadneedle Asset Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,937,125; sole dispositive power 0; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)
- Threadneedle Investment Services Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,937,125; sole dispositive power 0; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)
- Threadneedle Management Luxembourg S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,289,694; sole dispositive power 0; shared dispositive power 3,289,694; aggregate amount beneficially owned 3,289,694 (8.6% of the class)
- CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV: type of reporting person: investment company (IV); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 3,289,694; shared voting power 0; sole dispositive power 0; shared dispositive power 3,289,694; aggregate amount beneficially owned 3,289,694 (8.6% of the class)
- CT American Smaller Companies Fund (US), a sub-fund of Columbia Threadneedle Investment Funds (UK) ICVC: type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 1,937,125; shared dispositive power 1,937,125; aggregate amount beneficially owned 1,937,125 (5% of the class)

## Item 1. Issuer
Name of issuer: Domo, Inc
Address of issuer's principal executive offices: 802 East 1050 South, American Fork, UT 84003

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) TAM UK International Holdings Limited ("TAMUKI")
(c) Threadneedle Holdings Limited ("THL")
(d) TAM UK Holdings Limited ("TUHL")
(e) Threadneedle Asset Management Holdings Limited ("TAMHL")
(f) TC Financing Ltd ("TCFL")
(g) Threadneedle Asset Management Limited ("TAML")
(h) Threadneedle Investment Services Limited ("TISL")
(i) Threadneedle Management Luxembourg S.A. ("TML")
(j) CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV ("FundLux")
(k) CT American Smaller Companies Fund (US), a sub-fund of Columbia Threadneedle Investment Funds (UK) ICVC ("FundUK")

Persons (a) through (i) are sometimes referred to herein as the "Ameriprise Entities".
Persons (j) through (k) are sometimes referred to herein as the "Funds".
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474
(b) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(c) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(d) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(e) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(f) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(g) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(h) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(i) 6E, route de Treves, L-2633, Senningerberg, Grand Duchy of Luxembourg
(j) 6E, route de Treves, L-2633, Senningerberg, Grand Duchy of Luxembourg
(k) Cannon Place, 78 Cannon Street, London, EC4N 6AG
Citizenship:
(a) Delaware
(b) United Kingdom
(c) United Kingdom
(d) United Kingdom
(e) United Kingdom
(f) United Kingdom
(g) United Kingdom
(h) United Kingdom
(i) Luxembourg
(j) Luxembourg
(k) United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of the other Ameriprise Entities, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.

Each of the Ameriprise Entities disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
To the knowledge of the Ameriprise Entities and the Funds, no other persons besides the Ameriprise Entities and the Funds and those persons for whose shares of common stock the Ameriprise Entities report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of January 31, 2026, only the Funds owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by the Ameriprise Entities are held by various other funds or accounts managed by one or more of the Ameriprise Entities which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with the applicable Ameriprise Entity and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To the knowledge of the Ameriprise Entities, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as January 31, 2026, other than the Funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (02/06/2026)
- TAM UK International Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- Threadneedle Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- TAM UK Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- Threadneedle Asset Management Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- TC Financing Ltd: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- Threadneedle Asset Management Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- Threadneedle Investment Services Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- Threadneedle Management Luxembourg S.A.: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
- CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV: /s/ Claire Manier, Claire Manier/Conducting Officer, Threadneedle Management Luxembourg S.A. (02/06/2026)
- CT American Smaller Companies Fund (US), a sub-fund of Columbia Threadneedle Investment Funds (UK) ICVC: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/06/2026)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593

Exhibit Index

Exhibit I Identification and Classification of the Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company.
Exhibit II Joint Filing Agreement
Exhibit III Powers of Attorney